Exhibit 99.2

UNDERWRITING AGREEMENT

October 3, 2025

Skeena Resources Limited

2600 – 1133 Melville St.

Vancouver, BC V6E 4E5

Attention: Walter Coles Jr., Executive Chairman

Dear Sirs/Mesdames:

BMO Nesbitt Burns Inc., as sole bookrunner and lead underwriter (the “Lead Underwriter”), along with UBS Securities Canada Inc., Raymond James Ltd., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., SCP Resource Finance LP, Agentis Capital Markets (First Nations Financial Markets LP), Canaccord Genuity Corp. and Desjardins Securities Inc. (together with the Lead Underwriter, the “Underwriters” and each individually an “Underwriter”) understand that Skeena Resources Limited (the “Company”) proposes to issue and sell to the Underwriters upon and subject to the terms hereof, an aggregate of 5,210,000 common shares (the “Common Shares”) of the Company at a price of $24.00 per Common Share (the “Offering Price”) for aggregate gross proceeds of C$125,040,000.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22 hereof, up to an additional 781,500 Common Shares (the “Additional Shares”) at a price of $24.00 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 16 hereof.

The offering of the Common Shares (including any Additional Shares) is hereinafter referred to as the “Offering”. Where applicable, references to “Offered Securities” in this Agreement shall mean the Common Shares and the Additional Shares.

Subject to the terms and conditions contained in this Agreement, the Underwriters hereby severally, and not jointly nor jointly and severally, agree to purchase from the Company, in the percentages set forth in Section 22 hereof, and, by its acceptance hereof, the Company agrees to sell to the Underwriters all but not less than all of the Common Shares at the Closing Time (as defined below) at the Offering Price for each Common Share and each Additional Share.

Subject to applicable laws, after a reasonable effort has been made to sell all of the Offered Securities at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price shall not affect the aggregate Offering Price less the Underwriting Fee (as defined below) payable to the Company.

The Offering shall take place in all of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”), and in the United States (as defined below) and in such jurisdictions outside Canada and the United States as determined appropriate by the Underwriters.

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The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as defined below) (i) a preliminary short form base shelf prospectus dated March 5, 2025 (together with the Documents Incorporated by Reference (as defined below) therein, the “Canadian Preliminary Base Shelf Prospectus”), and (ii) a final short form base shelf prospectus dated March 19, 2025 (together with the Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Final Base Shelf Prospectus”), in respect of up to $525,000,000 aggregate offering price of common shares, preferred shares, debt securities, warrants, subscription receipts and units of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as defined below) and that the Company has received a Prospectus Receipt (as defined below) for the Canadian Preliminary Base Shelf Prospectus on March 6, 2025 and for the Canadian Final Base Shelf Prospectus on March 19, 2025.

The Underwriters also understand that the Company has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multi- Jurisdictional Disclosure System adopted by the SEC (the “MJDS”), a registration statement on Form F-10 (File No. 333-285911) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as defined below) by the Canadian Final Base Shelf Prospectus, including the Offered Securities, under the U.S. Securities Act (as hereinafter defined) (the Canadian Final Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus”), and has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below).

In addition, the Underwriters understand that the Company will (i) prepare and file as promptly as possible and in any event by 5:00 p.m. (Eastern time) on October 3, 2025, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (as defined below), a prospectus supplement setting forth the Shelf Information (including the Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”) in order to qualify for distribution to the public the Offered Securities in all the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”) through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters, and (ii) prepare and file with the SEC, within one business day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”). The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements”.

As used herein, “Registration Statement” shall mean the registration statement on Form F-10, including the U.S. Base Prospectus (as hereinafter defined), each as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective; “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein; “Canadian Prospectus” shall refer to the Canadian Final Base Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement, including for greater certainty, in each case, the documents incorporated by reference therein. The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Shelf Prospectus for which a Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. Any reference in this Agreement to the Registration Statement, the Canadian Final Base Shelf Prospectus, U.S. Base Prospectus or the Prospectuses (as hereinafter defined) shall be deemed to refer to and include the Documents Incorporated by Reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, Canadian Final Base Shelf Prospectus, U.S. Base Prospectus, the Pricing Disclosure Package (as defined below), or the Prospectuses (as hereinafter defined) shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions and the SEC pursuant to the U.S. Exchange Act, that are deemed to be incorporated by reference therein. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

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The Issuer Free Writing Prospectuses (as defined below), if any, and the information listed in Schedule “A” hereto, taken together, are hereinafter referred to collectively as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 9:10 a.m. (Eastern) on October 2, 2025.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the agreement on the part of the Underwriters to purchase the Offered Securities and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company agrees to pay to the Lead Underwriter on behalf of the Underwriters, at the Closing Time (as hereinafter defined) a cash fee equal to 4.5% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”) the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Offered Securities or any Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1	Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

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“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia;

“Canadian Final Base Shelf Prospectus” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the tenth paragraph of this Agreement;

“Canadian Offering Documents” means the Canadian Prospectus, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Base Shelf Prospectus” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Prospectus Supplement” has the meaning given to it in the ninth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means the CDS Clearing and Depository Services Inc.;

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Commission” means the British Columbia Securities Commission;

“common shares” means the common shares in the capital of the Company;

“Common Shares” has the meaning given to it in the first paragraph of this Agreement;

“Company” means Skeena Resources Limited;

“controlled”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings given to them in the Securities Act (British Columbia), except where otherwise specified in this Agreement;

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“Corporate Records” has the meaning given to it in Section 7(12);

“Defaulting Underwriter” has the meaning given to it in Section 22(2);

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, but, for greater certainty, does not include documents superseded by other documents deemed to incorporated by reference into the Canadian Final Base Shelf Prospectus in accordance with the terms of the Canadian Final Base Shelf Prospectus nor the technical reports filed by the Company on SEDAR+ on September 26, 2023 and December 22, 2023;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

“Environmental Laws” has the meaning given in Section 7(37)(a);

“Environmental Permits” has the meaning given in Section 7(37)(b);

“Financial Statements” has the meaning given to it in Section 7(18);

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Substances” has the meaning given to it in Section 7(37)(a);

“IFRS” has the meaning given to it in Section 7(18);

“Indemnified Party” has the meaning given to it in Section 9(1);

“Indemnitor” has the meaning given to it in Section 9(1);

“Intellectual Property” has the meaning given to in Section 7(31);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Securities that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

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“Marketing Documents” means the marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any event, fact, circumstance, development, change occurrence or state of affairs (i) that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company whether or not arising in the ordinary course of business or (ii) that would result in any of the Pricing Disclosure Package or the Prospectuses containing a misrepresentation or an untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, all within the meaning of Applicable Securities Laws;

“Material Agreements” mean any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which the Company or a material portion of the assets thereof are bound which is material to the Company (on a consolidated basis);

“Material Property” means the Eskay Creek project located in the Iskut River Region, in the Liard Mining Division of British Columbia;

“Money Laundering Laws” has the meaning given in Section 7(47);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Offered Securities” has the meaning given to it in the third paragraph of this Agreement;

“Offering” has the meaning given to it in the third paragraph of this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 16(1);

“Option Closing Time” has the meaning given to it in Section 16(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Permits” has the meaning given to it in Section 7(38);

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“Pricing Disclosure Package” has the meaning given to it in the eleventh paragraph of this Agreement;

“Prospectus Amendment” means any amendment to the Prospectuses;

“Prospectus Receipt” means the receipt issued by the Commission and the Ontario Securities Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus and any Prospectus Amendment, as the case may be;

“Prospectus Supplements” has the meaning given to it in the ninth paragraph of this Agreement;

“Prospectuses” means, collectively, the Canadian Prospectus, and the U.S. Prospectus;

“Purchasers” means, collectively, each of the purchasers of the Offered Securities arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” has the meaning given to it in the sixth paragraph of this Agreement;

“Report” has the meaning given to it in Section 7(39)(a);

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Subsidiary” has the meaning ascribed thereto in the Canadian Securities Laws of the Province of British Columbia;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Securities;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 17;

“Underwriting Fee” has the meaning given to it in the 12th paragraph of this Agreement;

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“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Base Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Offering Documents” means the Registration Statement, the U.S. Prospectus and the Pricing Disclosure Package;

“U.S. Prospectus” has the meaning given to it in the tenth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the ninth paragraph of this Agreement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act, and any applicable state securities laws.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” — Pricing Terms Included in the Pricing Disclosure Package.

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Section 2	Distribution of the Offered Securities

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable by it to such Selling Firm. The Underwriters may offer the Offered Securities, directly and through Selling Firms or any duly registered affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Securities only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner that complies with all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Offering Documents, as applicable, in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Offering Documents, as applicable, to any person in any jurisdiction other than in the Offering Jurisdictions, except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such other jurisdictions.

(3)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a Prospectus Receipt shall have been obtained following the filing of the Canadian Prospectus, unless otherwise notified in writing by the Company.

(4)	The Lead Underwriter shall promptly notify the Company when, in its opinion, the distribution of the Offered Securities has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Securities distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, as applicable, in the United States.

(5)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(6)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be.

(7)	The Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Securities for distribution or register the Offered Securities or the distribution thereof with any securities authority outside of the Offering Jurisdictions.

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Section 3	Preparation of Prospectus; Marketing Materials; Due Diligence

(1)	During the period of the distribution of the Offered Securities, the Company shall cooperate in all reasonable respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve (acting reasonably) the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Supplementary Material, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Securities:

(a)	the Company shall prepare, in consultation with the Lead Underwriter, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Lead Underwriter shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Lead Underwriter and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)	The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4	Material Changes

(1)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company;

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(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Securities are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d)	the occurrence of any event as a result of which (i) the Registration Statement, as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the Prospectuses, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the distribution of the Offered Securities upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the distribution of the Offered Securities until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)	The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the distribution of the Offered Securities there is any change in any Applicable Securities Laws, which results in a requirement to file a Prospectus Amendment, the Company shall, subject to the proviso in clause (2) above, make any such filing under Applicable Securities Laws as soon as possible.

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(5)	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5	Deliveries to the Underwriters

(1)	The Company shall deliver or cause to be delivered to the Underwriters, forthwith:

(a)	copies of the Canadian Prospectus duly signed by the Company as required by the laws of all of the Qualifying Jurisdictions and any Marketing Documents;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and any documents included as exhibits to any such registration statement;

(c)	copies of any Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions;

(d)	any amendments or supplements to the Registration Statement or the U.S. Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and any documents included as exhibits to the Registration Statement;

(e)	provided, that with respect to (i) clauses (a) and (c) of this Section 5(1) if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and

(f)	further provided that delivery of the Canadian Prospectus, including any amendments or supplements thereto, will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44- 102 and the Underwriters and the Company shall satisfy any request for electronic or paper copies of such documents in accordance with the requirements of NI 44-102, without charge.

(2)	The Company shall as soon as practicable cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Prospectuses, excluding the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Supplementary Material, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries with respect to the Prospectuses, any Marketing Documents and any Supplementary Material shall be effected as soon as possible and, in any event, in Vancouver and Toronto by 12:00 pm (Toronto time) on the Business Day following filing of the Prospectuses or Prospectus Amendment, as the case may be, and in all other cities by 12:00 pm (Toronto time) on the second Business Day following filing of the Prospectuses or Prospectus Amendment, as the case may be, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the distribution of the Offered Securities in compliance with the provisions of this Agreement.

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(3)	By the act of having delivered the Offering Documents to the Underwriters, (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and expressly provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply in all material respects with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter from KPMG LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and affiliates contained in the Offering Documents, which letters shall be in addition to the auditor’s reports incorporated by reference in the Prospectuses.

Section 6	Regulatory Approvals

The Company will make all necessary filings, use commercially reasonable efforts to obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will use commercially reasonable efforts to qualify the Offered Securities for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the distribution of the Offered Securities; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Securities therein.

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Section 7	Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Company contained in this Agreement shall be true as of the date hereof, the Closing Time and any Option Closing Time, if applicable.

(1)	Effectiveness of the Registration Statement. The Registration Statement has become effective pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the SEC.

(2)	No Material Misstatements or Omissions. (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the U.S. Prospectus and the Registration Statement comply and, as amended or supplemented, if applicable, will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder, (iii) the Pricing Disclosure Package does not, and at the time of each sale of the Offered Securities when the U.S. Prospectus is not yet available to prospective purchasers and at the Closing Date, the Pricing Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Pricing Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (v) as of its date and as of the Closing Date, the U.S. Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Pricing Disclosure Package or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act.

(3)	Compliance with Canadian Laws and Regulations. No cease trade order preventing or suspending the use of the Canadian Prospectus or preventing the distribution of the Offered Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Securities Commissions; as of their respective dates and upon filing with the Canadian Securities Commissions, the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus. The aggregate amount of all securities issued pursuant to the Canadian Final Base Shelf Prospectus does not and, upon completion of the Offering, will not exceed $525,000,000 being the maximum allowable amount thereunder. On the Closing Date and any Option Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, and (ii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date and any Option Closing Date full, true and plain disclosure of all material facts relating to the Offered Securities, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date and any Option Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 – Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

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(4)	Reporting Issuer and TSX Status. The Company is a “reporting issuer” in the Qualifying Jurisdictions. Other than as disclosed in writing to the Underwriters, the Company is in compliance in all material respects with the by-laws, rules and regulations of the TSX and the New York Stock Exchange (the “NYSE”).

(5)	Eligible Issuer. The Company is an Eligible Issuer.

(6)	Issuer Free Writing Prospectuses. The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the U.S. Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. Except for the Issuer Free Writing Prospectuses, if any, identified in Schedule “A” hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(7)	Incorporated Documents. The Documents Incorporated by Reference in the Offering Documents, when they were filed with the Canadian Securities Commissions, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further Documents Incorporated by Reference in the Canadian Offering Documents prior to the completion of the distribution of the Offered Securities, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each document, if any, filed or to be filed pursuant to the U.S. Exchange Act and incorporated by reference in the Pricing Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the U.S. Exchange Act, and did not or will not when so filed, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(8)	No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Securities, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect (as defined below); nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(9)	Offered Securities. All of the Offered Securities will be, at the Closing Time, duly and validly authorized and issued and will be fully paid and non-assessable common shares of the Company, and none of such Offered Securities of the Company will have been issued in violation of the pre-emptive or similar rights of any securityholder of the Company or of any other person.

(10)	Organization. The Company is, and will be, as of the Closing Date and any Option Closing Date, duly organized, validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation. The Company is, and will be, as of the Closing Date and any Option Closing Date, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such license or qualification, and has all corporate power and authority necessary to own or hold its properties and to conduct its businesses as described in the Pricing Disclosure Package and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

(11)	No Subsidiaries. Except as disclosed in the Pricing Disclosure Package and the Prospectuses (or in any Document Incorporated by Reference therein), the Company has no material Subsidiaries.

(12)	Minute Books. All existing minute books of the Company, including all existing records of all meetings and actions of the board of directors (including, all board committees) from January 1, 2024 until the date hereof (collectively, the “Corporate Records”) have been made available to the Underwriters and their counsel, and all such Corporate Records are complete in all material respects. There are no material transactions, agreements or other actions of the Company that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in the province of British Columbia in a timely fashion under the Business Corporations Act (British Columbia).

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(13)	No Violation or Default. The Company is not (i) in violation of its articles or similar organizational documents in any material respect; (ii) in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; or (iii) in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

(14)	Enforceability of Agreements. All Material Agreements are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(15)	Authorization; Enforceability. The Company has full corporate power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(16)	No Material Adverse Effect. Subsequent to June 30, 2025, there has not been any Material Adverse Effect and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Effect except as disclosed in the Pricing Disclosure Package and the Prospectuses.

(17)	Filings. The Company has filed all documents or information required to be filed by it under Applicable Securities Laws and the rules, regulations and policies of the TSX and the NYSE, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; the Company has not filed any confidential material change report that at the date hereof remains confidential.

(18)	Financial Information. The audited financial statements of the Company as at December 31, 2024 and December 31, 2023, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company as of the dates indicated and the consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The Company does not have any liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) reflected in the Pricing Disclosure Package and the Prospectuses.

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(19)	Independent Accountants. KPMG LLP, who have delivered their report with respect to the audited Financial Statements for 2024 and 2023 (as defined above and which term as used in this Agreement includes the related notes thereto), are independent public, certified public or chartered public accountants as required by applicable Canadian Securities Laws and are an independent registered public accounting firm within the meaning of the U.S. Securities Act and the Public Company Accounting Oversight Board (United States).

(20)	Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Management of the Company assessed its disclosure controls as of December 31, 2024 and concluded such disclosure controls and procedures were effective as of December 31, 2024;

(21)	Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in or included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses as of the dates referred to therein (other than pursuant to outstanding rights or obligations under securities or contractual rights or the grant of additional options, restricted share units (“RSUs”), performance share units (“PSUs”) or deferred share units (“DSUs”, and collectively with the RSUs and the PSUs, the “Share Units”) under the Company’s existing omnibus equity incentive plan, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares, including without limitation the exercise of stock options, exercise of warrants, vesting of Share Units and, in each case outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in, or included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses. The description of the securities of the Company in the Pricing Disclosure Package and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by or included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, the Company has not issued any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Pricing Disclosure Package or the Prospectuses, no person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company.

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(22)	Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the date hereof, 115,096,835 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Company.

(23)	Voting or Control Agreements. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(24)	Restrictions on Business. The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Company.

(25)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Pricing Disclosure Package and the Prospectuses or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(26)	No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Offered Securities, except for (i) the qualification of the Offered Securities for distribution in Canada by the filing of the Canadian Offering Documents and receipt of the relevant Prospectus Receipts therefore; and (ii) the approval of the TSX and the NYSE, and except as such as have been obtained or may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Offered Securities and the filing of the Canadian Prospectus.

(27)	Transfer Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares and Computershare Trust Company, N.A. has been duly appointed as U.S. co-registrar and co-transfer agent for the Common Shares.

(28)	No Litigation. Except as disclosed in or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company is a party or to which any property of the Company is subject that, individually or in the aggregate, if determined adversely to the Company, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement. Except as disclosed in or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, to the Company’s knowledge, no such actions, suits, proceedings, audits or investigations are threatened or contemplated by any Governmental Authority or threatened by others.

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(29)	Material Agreements. Neither the Company nor, to the Company’s knowledge, any other party is in material default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would reasonably be expected to have a Material Adverse Effect on the Company.

(30)	No Acquisition or Disposition. The Company has not completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Applicable Securities Laws.

(31)	Intellectual Property Rights. Except as disclosed in or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, the Company owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.

(32)	No Material Defaults. The Company has not defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(33)	Title to Real and Personal Property.

(a)	The Company is the beneficial owner of the material properties and assets relating to the Material Property, free of all material Encumbrances whatsoever, other than such Encumbrances disclosed in the Pricing Disclosure Package and the Prospectuses.

(b)	Any and all agreements pursuant to which the Company holds or will hold any such interest in its material property or assets relating to the Material Property are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated except, in any case, where it would not result in a Material Adverse Effect.

(34)	Material Property.

(a)	The Material Property is the only mineral property currently material to the Company.

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(b)	The Company holds either mining leases, mining claims, mineral claims, surface leases or exploration permits recognized in the jurisdiction in which the Material Property is located in respect of the ore bodies and minerals located in the Material Property as described in the Pricing Disclosure Package and the Prospectuses under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company to explore the minerals relating thereto.

(c)	All mining leases, mineral claims and surface leases relating to the Material Property in which the Company has an interest or right are valid and in good standing in accordance with all Applicable Laws.

(d)	Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Company has all necessary surface rights, access rights and other necessary rights and interest relating to the Material Property granting the right and ability, as applicable, to explore and access minerals, ore and metals for development purposes as described in the Pricing Disclosure Package and the Prospectuses, subject to the Company’s ability to maintain the Permits (as defined below), with only such exceptions as do not materially interfere with the use made by the Company of the rights or interests in the Material Property.

(e)	Except as disclosed in the Pricing Disclosure Package and the Prospectuses, all assessments or other work required to be performed in relation to the material mineral claims of the Company in order to maintain their respective interests therein, if any, have been performed to date.

(f)	Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Company does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate.

(g)	There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company has received notice against any Material Property.

(35)	Aboriginal Claims. Except as set forth in the Pricing Disclosure Package and the Prospectuses, there are no material claims or actions with respect to aboriginal or native rights against or affecting the Company or, to the best of the knowledge of the Company, pending or threatened, including with respect to the Material Property. Other than as set forth in the Pricing Disclosure Package and the Prospectuses, the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon.

(36)	Exploration Activities. All mineral exploration activities by the Company on the properties of the Company have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect.

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(37)	Environmental Laws. Except as set forth in the Pricing Disclosure Package and the Prospectuses:

(a)	to the best of the knowledge of the Company, the Company is in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) applicable to the Company and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”);

(b)	the Company has obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Company and each Environmental Permit is valid, subsisting and in good standing and the Company is not in material default or breach of any Environmental Permit, and no proceeding is pending or, to the knowledge of the Company, threatened, to revoke or limit any Environmental Permit;

(c)	the Company has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and the Company (including, if applicable, any predecessor companies) has not settled any allegation of non- compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company, nor to the knowledge of the Company, have any such orders or directions been threatened;

(d)	the Company has not received any notice wherein it is alleged or stated that the Company is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws other than in the ordinary course of business;

(e)	the Company has not received any request for information in connection with any federal, municipal or local inquiries as to disposal sites and, to the best of the knowledge of the Company, there are no environmental audits, evaluations, assessments, studies or tests being conducted by any federal, municipal or local except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course; and

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(f)	the Company is in compliance in all material respects with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(38)	Permits. Except as disclosed in the Pricing Disclosure Package and the Prospectuses:

(a)	the Company has obtained or identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are required for its current operations on the Material Property, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial and federal approvals; and

(b)	the required Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company.

(39)	NI 43-101 Technical Report.

(a)	the Company made available to the respective authors thereof prior to the issuance of the technical report filed by the Company on SEDAR+ on December 22, 2023 relating to the Material Property (the “Report”), for the purpose of preparing the Report, as applicable, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(b)	the Report is current and complies in all material respects with the requirements of NI 43-101 as at the date of such Report;

(c)	the Company is in compliance, in all material respects, with the provisions of NI 43-101; and

(d)	except as noted in the Pricing Disclosure Package and the Prospectuses, all scientific and technical information disclosed in the Pricing Disclosure Package and the Prospectuses: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing.

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(40)	Insurance. The Company maintains insurance covering its properties, operations, personnel and businesses that the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and the business of the Company; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date. The Company has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Company.

(41)	Employment Matters.

(a)	The Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(b)	There has not been and there is not currently any labour disruption or conflict nor, to the knowledge of the Company, is any labour disruption or conflict threatened which would reasonably be expected to have a Material Adverse Effect.

(c)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(d)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company and the Financial Statements.

(e)	To the knowledge of the Company, no officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(42)	Related Party Transactions. Except as disclosed in the Pricing Disclosure Package and the Prospectuses:

(a)	the Company does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Company or its subsidiaries except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

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(b)	except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it; and

(c)	except for any participation in the Offering, none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or its business.

(43)	Taxes. The Company has filed all federal, state, provincial, local and foreign tax returns which have been required to be filed and such tax returns are correct and complete in all material respects, and has paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in the Pricing Disclosure Package and the Prospectuses, no tax deficiency has been determined adversely to the Company which would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.

(44)	Investment Company Act. The Company is not nor, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Pricing Disclosure Package and the Prospectuses, as applicable, will be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the United States Investment Company Act of 1940, as amended.

(45)	Finder’s Fees. The Company has not incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement.

(46)	No Improper Practices. (i) None of the Company, any of its subsidiaries or controlled affiliates, or, to the Company’s knowledge, any of the directors, officers, agents, affiliates or representatives of the Company or any of its subsidiaries or controlled affiliates, has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or taken any action in furtherance of an offer, a contribution or other payment, or promise to pay, or authorized or approved the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi- public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Company and each of its subsidiaries in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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(47)	Operations. To the best of the knowledge of the Company, the operations of the Company are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corruption Laws, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(48)	Sanctions.

(a)	Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(b)	The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person: (i) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions, or (ii) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

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(c)	The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(49)	U.S. Status. The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Securities and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act;

(50)	Due Diligence Matters. All documents and information delivered and provided by or on behalf of the Company to the Underwriters as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(51)	TSX and NYSE Listings. The Common Shares are listed for trading on the TSX and the NYSE under the symbol “SKE”, and the Company has taken no action designed to delist the Common Shares from the TSX or the NYSE, nor has the Company received any notification that the Canadian Securities Commissions, the SEC, the TSX or the NYSE is contemplating terminating such registration or listing, as applicable. Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the TSX and the NYSE for maintenance of inclusion of the Common Shares thereon. As at the Closing Date, the Company will have obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSX, the NYSE, the Canadian Securities Commissions and the SEC, where applicable, required for the listing and trading of the Offered Securities subject only to satisfying their standard listing and maintenance requirements.

Section 8	Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Company to the following:

(a)	Compliance with Securities Laws. The Underwriters will comply with applicable securities laws (including Applicable Securities Laws) in connection with the distribution of the Offered Securities.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time.

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(3)	The Company agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm.

(4)	Distribution in Canada. No Underwriter that is a non-resident for purposes of the Tax Act will render any services under this Agreement in Canada.

Section 9	Indemnification

(1)	The Company (also referred to in this Section 9 as the “Indemnitor”) agrees to indemnify and hold harmless the Underwriters, their respective affiliates and subsidiaries, and their respective directors, officers, partners, agents, employees and shareholders and each other person, if any, controlling any of the Underwriters or their subsidiaries or affiliates directors, officers, employees and agents of the Underwriters (hereinafter referred to as the “Personnel” and together with the Underwriters and their respective affiliates and subsidiaries, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel but excluding any loss of profits (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the services performed by the Underwriters in connection with the Offering, whether performed before or after the Underwriters’ execution of the Agreement. The Indemnitor agrees to waive any right the Indemnitor may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting Claims on behalf of or in right of the Indemnitor for or in connection with the Offering except to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the negligence, willful misconduct, or other fraudulent act of such Indemnified Party. The Indemnitor will not, without the prior written consent of the Underwriters, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

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(2)	Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the relevant Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except to the extent the Company is materially prejudiced by such omission. The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If the Indemnitor undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(3)	The Indemnitor agrees to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates. The Indemnified Parties may retain counsel to separately represent them in the defense of a Claim, which shall be at the Indemnitor’s expense if (i) the Indemnitor does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth in Section 9(2)), (ii) the Indemnitor agrees to separate representation, or (iii) the Indemnified Parties are advised by counsel that there is an actual or potential conflict in the Indemnitor’s and the Indemnified Parties’ respective interests or additional defenses are available to the Indemnified Parties, which makes representation by the same counsel inappropriate. Under no circumstances will the Company be required to pay the fees and disbursements of more than one counsel on behalf of the Indemnified Parties.

(4)	The indemnity provided for in this Section 9 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused primarily by the gross negligence, intentional fault or willful misconduct of the Indemnified Party.

(5)	If for any reason the indemnity provided for in this Section 9 is unavailable (other than in accordance with the terms hereof) to the Underwriters or any other Indemnified Party or insufficient to hold the Underwriters or any other Indemnified Party harmless in respect of a Claim, the Indemnitor shall, contribute to the amount paid or payable by the Underwriters or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriters or any other Indemnified Party on the other hand but also the relative fault of the Indemnitor, the Underwriters or any other Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Underwriters under the Agreement.

(6)	The Indemnitor hereby constitutes the Lead Underwriter as trustee for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to those persons and the Lead Underwriter agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

(7)	The obligations of the Indemnitor hereunder are in addition to any liabilities which the Indemnitor may otherwise have to the Underwriters or any other Indemnified Party, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement or the completion of the Offering.

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Section 10	Contribution

(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 9 would otherwise be available in accordance with its terms but is, for any reason (other than for circumstances described in Section 9(4)), held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnitor shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Securities and other indirect and consequential damages) of the nature contemplated in this Section 10 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to not only reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities but also the relative fault of the Company on one hand and the Indemnified Parties on the other hand in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that the Company shall, in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such expense, loss, clam damage or liability any excess of such amount over the amount of the fees received by the Underwriters hereunder.

(2)	The Underwriters’ obligations to contribute pursuant to this Section 10 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 22 hereof.

(3)	In the event that the Indemnitor is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Indemnitor shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined above; and

(b)	the amount of the aggregate fee actually received by the Underwriters from the Indemnitor hereunder, provided that no individual Underwriter shall be required to contribute more than the fee actually received by such Underwriter.

(4)	With respect to Section 9 and this Section 10, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective affiliates and subsidiaries (including the U.S. Affiliates) and each of their respective directors, officers, partners, employees and shareholders, and each person, if any, controlling any Underwriter or any of its subsidiaries or affiliates and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in Section 9 and this Section 10 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

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Section 11	Covenants of the Company

(1)	The Company covenants and agrees with the Underwriters that:

(a)	the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the distribution of the Offered Securities, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

i.	the issuance by any Canadian Securities Commission or U.S. securities regulator of any order suspending or preventing the use of any of the Offering Documents;

ii.	the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE of any order having the effect of ceasing or suspending the distribution of the Offered Securities or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

iii.	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information; and the Company will use its commercially reasonable efforts to prevent the issuance of any order referred to in subparagraphs (b)i, (b)ii or (b)iii above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its commercially reasonable efforts to obtain the conditional listing of the Offered Securities on the TSX by the Closing Time, subject only to the official notice of issuance, and the Company will use its best efforts to have the Offered Securities listed and admitted and authorized for trading on the NYSE by the Closing Time;

(d)	as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act;

(e)	the Company will use the net proceeds from the Offering for the purposes described in the Pricing Disclosure Package and the Prospectuses;

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(2)	Prior to the completion of the distribution of the Offered Securities, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)	Except as contemplated by this Agreement, the Company will not, without the prior written consent of the Lead Underwriter (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Company may (i) grant options or other securities pursuant to the Company’s employee stock option plan or other equity compensation plans provided that the exercise price thereof shall not be less than the Offering Price, and issue common shares upon the exercise of such options or vesting of such securities, (ii) issue equity securities pursuant to the exercise, conversion settlement or redemption, as the case may be, of any warrants, incentive securities, equity compensation securities or other convertible securities of the Company outstanding on the date hereof, or (iii) issue equity securities in connection with one or more bona fide acquisitions by the Company in the normal course of business. In addition, the Company shall not file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

(4)	On or prior to the Closing Date and any Option Closing Date, the Company will not amend its constating documents nor will it split, consolidate, or reclassify the Common Shares.

Section 12	All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any material breach or material failure to comply with any of the conditions set out in this Agreement shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Securities, by written notice to that effect given to the Company and the other Underwriters at or prior to the Closing Time or any Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

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Section 13	Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect to the Company and the other Underwriters at or prior to the Closing Time or any Option Closing Time, as applicable, if after the date hereof and prior to the Closing Time or any Option Closing Time, as applicable:

(a)	there should occur any Material Change (as defined in the Securities Act (Ontario)) (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs or operations of the Company and its subsidiaries, taken as a whole, or there should be discovered any previously undisclosed Material Fact (as defined in the Securities Act (Ontario)) (other than a Material Fact related solely to any of the Underwriters) required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), would be expected to have a significant adverse effect on the market price or value of the Common Share; or

(b)	there should develop, occur or come into effect or existence, any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation or a change thereof which, in the opinion of the Underwriters (or any of them) materially adversely affects or involves or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; or

(c)	any inquiry, action, suit, investigation or other proceeding in relation to the Company or any of the directors or senior officers of the Company, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, threatened or publicly announced or any order is made under or pursuant to any statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, stock exchange, regulatory authority, agency or instrumentality or there is any enactment or change of law or regulation, or interpretation or administration thereof, (unless solely based on the activities or alleged activities of the Underwriters), which in the reasonable opinion of the Underwriters (or any of them), could operate to prevent or restrict the trading of the Common Shares, including the Offered Securities, or which seriously adversely affects, or will, or could seriously adversely affect the market price or value of the Common Shares; or

(d)	the Company is in material breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes materially incorrect.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1), there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

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Section 14	Closing

The closing of the purchase and sale of the Offered Securities herein provided for shall be completed at 8:00 a.m. (Toronto time) on October 8, 2025, or such other date and/or time as may be agreed upon in writing by the Company and the Underwriters, but in any event not later than November 14, 2025 (respectively, the “Closing Time” and the “Closing Date”), at the offices of Blake, Cassels & Graydon LLP. In the event that the Closing Time has not occurred on or before November 14, 2025, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15	Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement, the Closing Time and any Option Closing Time, the performance by the Company of its obligations under this Agreement and receipt by the Underwriters or performance by the Company at the Closing Time or any Option Closing Time, as applicable, of the following, other than as provided below:

(a)	a favourable legal opinion, dated the Closing Date and any Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Blake, Cassels & Graydon LLP, in its capacity as the Company’s Canadian counsel, as to matters of Canadian federal and provincial law, addressed to the Underwriters and the Underwriters’ counsel;

(b)	a favourable legal opinion and negative assurance letter, dated the Closing Date and any Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Skadden, Arps, Slate, Meagher & Flom LLP, in its capacity as the Company’s U.S. counsel, addressed to the Underwriters;

(c)	a favourable legal opinion, dated the Closing Date and any Option Closing Date, as applicable, in form and substance satisfactory to the Underwriters, from McCarthy Tétrault LLP as to title matters in respect of the Material Property;

(d)	a favourable legal opinion, dated the Closing Date and any Option Closing Date, as applicable, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters, in form and substance satisfactory to the Underwriters;

(e)	certificates or evidence of registration representing, in the aggregate, the Common Shares (and Additional Shares, if applicable) in the name of CDS or its nominee or in such other name(s) as the Lead Underwriter on behalf of the Underwriters shall have directed;

(f)	KPMG LLP’s comfort letter, dated the Closing Date and any Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two (2) Business Days of the Closing Date and any Option Closing Date, as applicable;

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(g)	the Underwriting Fee paid in accordance with the 12th paragraph of this Agreement;

(h)	on the Closing Date, evidence satisfactory to the Lead Underwriter that the Offered Securities (and Additional Shares, if applicable) shall have been (A) approved for listing on the NYSE and (B) conditionally approved for listing on the TSX, in each case, subject only to the official notice of issuance;

(i)	a certificate, dated the Closing Date and any Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time and any Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct in all material respects as of the Closing Time and any Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and any Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the offering of the Offered Securities, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) that, to the best of the knowledge, information and belief of the persons signing such certificate, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(j)	at the Closing Time and any Option Closing Time, as applicable, certificates dated the Closing Date and any Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Common Shares and the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Common Shares and Additional Shares, on the TSX and NYSE and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

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(k)	at the Closing Time, the Company’s directors and officers shall each have entered into lock-up agreements in form and substance satisfactory to the Lead Underwriter, evidencing their agreement to not, without the consent of the Lead Underwriter, which consent shall not be unreasonably withheld or delayed, offer, sell, or resell (or announce any intention to do so) any securities of the Company held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than transfers to immediate family (provided that any transferee first executes a similar lock-up agreement), in connection with a third party take-over bid made to all holders of Common Shares or a similar business combination transaction and other than securities sold to satisfy tax obligations on the exercise of convertible securities of the Company held by such person;

(l)	at the Closing Time and any Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date; and

(m)	such other documents as the Underwriters or counsel to the Underwriters may reasonably require.

Section 16	Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part, by delivering notice to the Company not later than 12:00 p.m. (Toronto time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (each such date, an “Option Closing Date”) and time (each such time, an “Option Closing Time”) on and at which such Additional Shares are to be purchased. Any such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company); provided that if any Option Closing Date is the same as the Closing Date, such notice may be given by the Underwriters not less than 48 hours prior to the Closing Time. Subject to the terms of this agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at such Option Closing Time at the offices of Blake, Cassels & Graydon LLP or at such other place as may be agreed to by the Underwriters and the Company.

(3)	At any Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Additional Shares electronically through the non-certificated inventory system of CDS against payment per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

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(4)	Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the twelfth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17	Expenses

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Offering Documents; (ii) the fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable and direct expenses of the Underwriters including all reasonable fees and disbursements of the Underwriters’ legal counsel, up to a maximum amount of C$100,000 for the Underwriters’ Canadian counsel and US$200,000 for the Underwriters’ U.S. counsel, plus applicable taxes and disbursements ((iv) collectively, the “Underwriters’ Expenses”). All Underwriters’ Expenses incurred by the Underwriters, or on their behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of the Lead Underwriter, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriters’ Expenses, as described in this Section 17.

Section 18	No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price, the Offered Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

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Section 19	Notices

Any notice to be given hereunder shall be in writing and may be given by hand delivery or email and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Skeena Resources Limited

Suite 2600

1133 Melville Street

Vancouver, BC V6E 4E5

Attention:	Walter Coles Jr.
Email:	[Redacted]

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP

Suite 3500

1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention:	Kathleen Keilty and Bob Wooder
Email:	[Redacted]

and to (such copy not to constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates

222 Bay Street

Suite 1750, P.O. Box 258

Toronto, ON M5K 1J5

Attention:	Ryan Dzierniejko
Email:	[Redacted]

and in the case of the Underwriters, to the Lead Underwriter, addressed and emailed or delivered to:

BMO Nesbitt Burns Inc.

100 King Street West

Toronto, ON M5X 2A1 Canada

Attention:	Ilan Bahar
Email:	[Redacted]

with a copy to (such copy not to constitute notice):

Stikeman Elliott LLP

Suite 1700

666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention:	Neville McClure
Email:	[Redacted]

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and to (such copy not to constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West,

Suite 3100, P.O. Box 226

Toronto, ON M5K 1J3

Attention:	Christopher J. Cummings
Email:	[Redacted]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 20	Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters contemplated by Section 9, Section 12 and Section 13, shall be taken by the Lead Underwriter on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Securities to, or to the order of, the Lead Underwriter.

Section 21	Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Securities for a period of two years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 22	Underwriters’ Obligations

(1)	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Securities shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Securities shall be limited to the following percentages of the purchase price paid for the Offered Securities:

BMO Nesbitt Burns Inc. (1)	40.0%
UBS Securities Canada Inc.	12.5%
Raymond James Ltd.	10.0%
RBC Dominion Securities Inc.	10.0%
TD Securities Inc.	10.0%
CIBC World Markets Inc.	5.0%
SCP Resource Finance LP	5.0%
Agentis Capital Markets (First Nations Financial Markets LP)	2.5%
Canaccord Genuity Corp.	2.5%
Desjardins Securities Inc.	2.5%
100.0%

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*The Lead Underwriter is entitled to a “step-up fee” equal to 5% of the Underwriting Fee, which is payable by the Company as part of and not in addition to the Underwriting Fee.

(2)	If any of the Underwriters fails to purchase its applicable percentage of the Offered Securities at the Closing Time (a “Defaulting Underwriter”) and the percentage of Offered Securities that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Securities then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Securities not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Company, to postpone the Closing Date, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Securities that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Securities, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Securities which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Securities, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Offered Securities or relieve from liability to the Company any Underwriter which shall be so in default.

Section 23	Market Stabilization

In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24	Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Securities, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Securities.

Section 25	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the province of British Columbia and the federal laws of Canada applicable therein.

Section 26	Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

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[Remainder of page intentionally blank. Signature page follows.]

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If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

BMO NESBITT BURNS INC.

By:	(signed) “Ilan Bahar”
Name:	Ilan Bahar
Title:	Managing Director and Co-head Global Metals and Mining

UBS SECURITIES CANADA INC.

By:	(signed) “Alain Auclair”
Name:	Alain Auclair
Title:	Chairman of Global Banking, Canada

By:	(signed) “Ari Kopolovic”
Name:	Ari Kopolovic
Title:	Executive Director, Global Banking, Canada

RAYMOND JAMES LTD.

By:	(signed) “Gavin McOuat”
Name:	Gavin McOuat
Title:	Senior Managing Director

RBC DOMINION SECURITIES INC.

By:	(signed) “Michael Scott”
Name:	Michael Scott
Title:	Managing Director

TD SECURITIES INC.

By:	(signed) “Dorian Cochran”
Name:	Dorian Cochran
Title:	Managing Director

CIBC WORLD MARKETS INC.

By:	(signed) “Steven Reid”
Name:	Steven Reid
Title:	Managing Director and Head, Global Mining

SCP RESOURCE FINANCE LP by its General Partner, SCP RESOURCE FINANCE GP INC.

By:	(signed) “David Wargo”
Name:	David Wargo
Title:	Chief Executive Officer & Head of Investment Banking

AGENTIS CAPITAL MARKETS (FIRST NATIONS FINANCIAL MARKETS LP)

By:	(signed) “Robert Van Belle”
Name:	Robert Van Belle
Title:	CEO

CANACCORD GENUITY CORP.

By:	(signed) “David Sadowski”
Name:	David Sadowski
Title:	Managing Director, Head of Canadian Metals and Mining

DESJARDINS SECURITIES INC.

By:	(signed) “Marc Mills”
Name:	Marc Mills
Title:	Managing Director, Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

SKEENA RESOURCES LIMITED

By:	(signed) “Andrew MacRitchie”
Name:	Andrew MacRitchie
Title:	Chief Financial Officer

SCHEDULE “A”

PRICING TERMS INCLUDED IN THE PRICING DISCLOSURE PACKAGE

Number of Common Shares Offered by the Company: 5,210,000 Number of Additional Shares Offered by the Company: 781,500

Public Offering Price per Common Share: $24.00

Underwriting Commission per Offered Share: 4.5% Date of Delivery of Offered Shares: October 8, 2025

Term sheet dated October 1, 2025, substantially in the form of Schedule “A-1”

ISSUER FREE WRITING PROSPECTUSES

Term sheet dated October 1, 2025, substantially in the form of Schedule “A-1”.

SCHEDULE “A-1”

TERM SHEET

[See attached.]

Skeena Resources Limited

Treasury Offering of Common Shares

October 1, 2025

The Common Shares will be offered by way of a prospectus supplement in each of the provinces of Canada, except Quebec, and in the United States. A final base shelf prospectus containing important information relating to the Securities has been filed with the securities regulatory authorities in each of the provinces of Canada, excluding Quebec, and a corresponding registration statement on Form F-10 has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this term sheet.

This term sheet does not provide full disclosure of all material facts relating to the Securities. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the Securities, before making an investment decision.

Terms and Conditions

Issuer:	Skeena Resources Limited (the “Company” or “you”).

Offering:	Treasury offering of 5,210,000 common shares of the Company (the “Common Shares”).

Offering Price:	C$24.00 per Common Share

Issue Amount:	C$125,040,000

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any (the “Over-Allotment Option”).

Use of Proceeds:

The proceeds raised from the sales of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes. As previously disclosed, the Company has continued with certain construction activities at Eskay Creek throughout 2025, while concurrently advancing the project through permitting milestones. While the government permitting process is advancing, an unanticipated delay is now expected as a result of the current BC government employee strike. Negotiations with the Tahltan Central Government regarding the Impact Benefits Agreement are progressing, and while the vote to ratify the agreement was expected to take place in the coming weeks, the ultimate date for that approval remains to be scheduled upon completion of the negotiations. Completion of this Offering is expected to provide, together with the Company’s other sources of funding, sufficient liquidity to complete permitting, which is a condition precedent to access the balance of the US$750 million financing package with Orion Resource Partners (“Orion”). As of September 30th, the Company has unaudited cash of approximately C$105 million.

In addition to advancing the project, the proceeds will facilitate the finalization of the Impact Benefits Agreement with the Tahltan Nation, which is being conducted in parallel with permitting efforts in the fourth quarter. This funding will provide flexibility to pursue alternative, less expensive financing compared to the existing undrawn senior secured loan facility and represents approximately 4.5% dilution to the Company’s total market capitalization. As part of the agreement with Orion, Skeena maintains an option to reduce the cost of capital on its senior secured loan and is re-evaluating potential refinancing opportunities.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada, excluding Quebec. Registered public offering in the U.S. via MJDS.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on the TSX and the NYSE under the symbol “SKE”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Sole Bookrunner:	BMO Capital Markets.

Commission:	4.5% on the gross proceeds to the Company

Closing:	October 8, 2025.

Copies of the Company’s base shelf prospectus dated March 19, 2025, Registration Statement on Form F-10 and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the base shelf prospectus and prospectus supplement, when available, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the registration statement and the prospectus supplement can be found on EDGAR at www.sec.gov.